Exhibit 10.10.2

January 31, 2013

Dear Stephen,

We are very pleased to welcome you to the Capital One leadership team as Chief Financial Officer Designate. In this role, you will be a member of Capital One’s Executive Committee and report directly to Rich Fairbank, Chairman and Chief Executive Officer. Your start date will be determined at a later date. Effective May 24, 2013, you will be appointed to the role of Chief Financial Officer. You will be based in New York City.

As a member of the Executive Committee, you will be eligible for a compensation package for 2013 that includes Base Salary, Mid-Term Incentive and Long-Term Incentive as described in more detail below. The Compensation Committee of the Board of Directors (the “Committee”) reviews and approves all compensation for members of the Executive Committee, and the final terms and amounts of any compensation are subject to the Committee’s discretion. Capital One is pleased to confirm the following offer, including the terms of your 2013 compensation package:

Base Salary: Capital One will provide you with a total base salary of $2,625,000 annually (which shall be pro-rated based on your start date), subject to applicable taxes and withholdings and delivered to you in two components as follows: (1) $1,500,000 annual cash salary to be at a rate of $57,692 bi-weekly, and (2) $1,125,000 stock salary delivered as restricted stock units. Your first stock salary award will be granted on your start date, and these units typically vest on December 15 annually and settle as cash. The terms and conditions associated with this pay component will be in your grant agreement.

The Committee reviews the salaries for members of the Executive Committee annually and bases your opportunity for an increase in salary on a variety of factors. You will be eligible for your first annual salary increase in March 2014.

Capital One pays all associates on a bi-weekly schedule. Paychecks or direct deposit statements are issued every other Friday, after the close of the pay period. If the pay day falls on a holiday, checks will be issued on the last business day prior to the holiday.

Mid-Term Incentive: You will be eligible for a Mid-term Incentive award. The Committee reviews this program on an annual basis. Your 2013 personalized target incentive is $1,125,000 and is expected to be delivered as cash or a cash-settled vehicle that vests over three years. The Committee bases your actual award amount on a variety of company performance factors. You will be eligible for your first Mid-term Incentive award for performance year 2013, to be awarded no later than March 15, 2014, and pro-rated based on your start date.

The amount, terms and conditions of Mid-term Incentive awards for members of our Executive Committee, including any clawbacks and vesting restrictions, are subject to the approval of the Committee and to the terms of any equity award agreements, and any governing stock incentive plan, which are the controlling documents for any of your equity incentive grants. The Committee has discretion to adjust any payouts based on its sole discretion.

Long-Term Incentive: You will be eligible to receive Long-Term Incentive (“LTI”) awards, which may include restricted stock, stock options, restricted stock units, performance shares, or other equity-based vehicles, subject to the review and approval of the Committee. Your 2013 personalized target incentive is $3,750,000. The amount of your actual LTI award amount will be determined by the Committee based on your individual performance and will be pro-rated based on your start date. You will be eligible for your first LTI award for performance year 2013, to be awarded no later than March 15, 2014. The award will vest according to the terms and conditions approved by the Committee.

The amount, terms and conditions of LTI awards, including any clawbacks and vesting restrictions, for members of our Executive Committee are subject to the approval of the Committee and to the terms of any equity award agreements, and any governing stock incentive plan, which are the controlling documents for any of your equity incentive grants. The Committee has discretion to adjust any payouts based on its sole discretion.

The Committee reviews its compensation programs for members of the Executive Committee regularly and may add, modify or discontinue compensation amounts or programs at any time. This letter is not a guarantee of any compensation to be paid in the future.

Special Grant: Additionally, the Committee has approved an award to you of shares of Capital One restricted stock in a number of shares equal to $9.8 million divided by the closing price of Capital One’s stock on your start date as reported on the NYSE, rounded to the nearest 1,000 shares. This award will vest over five years in equal fifths on the first, second, third, fourth and fifth anniversary of the date of grant. The grant is governed by the terms of the equity award agreement and any governing stock incentive plan, which are the controlling documents for your grant. The date of grant for this award of restricted stock will be your start date. However, this grant will be null and void and of no further force and effect if you do not begin your employment with Capital One by February 15, 2013. This award will be subject to holding requirements until the end of the five year vesting term and subject to clawback. See the equity award agreement for details on terms and conditions.

Benefits: You are eligible to participate in Capital One’s benefit programs, subject to the terms of applicable plans and program documents. Your benefits generally become effective your first day of employment, provided you enroll within 31 days from your hire date (if required by applicable plan documents). As part of this benefit program, you will be entitled to four (4) weeks of paid vacation annually, pro-rated for any periods of employment constituting less than a full calendar year. These plans may, from time to time, be amended or terminated. Executive Programs: You are eligible to participate in a variety of other executive benefit programs, subject to the terms of applicable plan and program documents. These include a Deferred Compensation Plan, an Executive Life Insurance Plan, an Executive Health Screening program and a car allowance. Details on these programs will be discussed at a later time. Your participation in any such programs is subject to the terms of the applicable program or plan documents. Such plans or programs may, from time to time, be amended or terminated.

Capital One University: This is a website created specially for new hires to use before they arrive at Capital One as well as anytime afterwards. The site contains descriptions of key benefits, and self-directed, interactive eLearning courses on Capital One, our businesses and products, our core Values, and how you can succeed at Capital One. You can start to inform yourself right away by logging into: https://www.capitaloneuniversity.com/. Input the user name and password that will be provided to you separately.

Additional Provisions: After your start date, you will be provided with a change of control agreement that provides for certain payments in the event of a change of control that are commensurate with other peer executives.

Capital One respects the intellectual property rights of third parties and fair competition. By your signature below, you represent that you have provided Capital One with a copy of any non-compete, non-solicitation, invention assignment or other similar agreement to which you are a party, and that you are in compliance with and will continue to comply with such agreement(s). You represent that you are not subject to any contractual or other obligation or restriction that is inconsistent with or prohibits your acceptance of this offer of employment. You further acknowledge and agree that in the course of your employment with Capital One, you are not permitted to make any unauthorized use of documents or other information that are the confidential, trade secret or proprietary information of another individual or company.

Please be advised that this offer letter does not constitute an employment contract and that your employment with Capital One is at-will. You or Capital One may terminate your employment at any time and for any reason. Capital One also reserves the right to alter or change the terms and conditions of your employment at any time and for any reason and it reserves the right to add, modify or discontinue compensation and benefit programs at any time.

Stephen, we are excited about the prospect of having you on our team and look forward to welcoming you to Capital One.

This offer was approved by the Committee, and is contingent upon returning a signed copy of the Non-Competition Agreement (NCA), and the Confidentiality, Work Product and Non-Solicitation of Employee Agreement (“CWP+NSE”), as well as complying with policies for new hires and starting work by the date required by Capital One.

To indicate your acceptance of this offer, please sign and date the enclosed copy of this letter. In doing so you acknowledge that Capital One has notified you of your regular rate of pay and Capital One’s designated regular pay day.

This is an exciting time to join Capital One. While we have discussed your responsibilities and the specifics of this offer in detail, please don’t hesitate to contact me with any remaining questions.

Warmest regards,

Jory Berson

Chief Human Resources Officer

I accept your offer of employment as outlined in this letter and my start date will be .

Signed:	/s/ Stephen S. Crawford

Name:	Stephen S. Crawford

Date: